SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d(-2(a)


                              (Amendment No. 5)(1)


                              PRIME CELLULAR, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                     741916
                                 (CUSIP Number)

                                Robert J. Mittman
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                                  May 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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     (1) The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                                ----------------------
CUSIP NO.   741916                                          Page 2 of 4 Pages
--------------------------                                ----------------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JOSEPH K. PAGANO

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|

                                                              (b) |_|

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3     SEC USE ONLY



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4     SOURCE OF FUNDS*


               N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 |_|



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6     CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES

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                     7    SOLE VOTING POWER

                          1,558,450 (includes 217,000 shares issuable
                          upon exercise of options)
    NUMBER OF        -----------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                        -0-
       EACH
    REPORTING        -----------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 1,558,450 (includes 217,000 shares issuable
                            upon exercise of options)

                     -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                     -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,558,450 (includes 217,000 shares issuable upon exercise of options)

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.6%

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14    TYPE OF REPORTING PERSON*

               IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 4 Pages

     This Amendment No. 5 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 4, inclusive (the "Schedule 13D"), heretofore filed by the Reporting Person with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of Prime Cellular, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) - (b)

          According to information supplied to the Reporting Person by the Company there were 6,108,700 shares of Common Stock outstanding on April 20, 1999.

          As of the date of this Amendment No. 5 the Reporting Person beneficially owned 1,558,450 shares of Common Stock, representing 24.6% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 1,341,450 shares owned directly by the Reporting Person; and (ii) 217,000 options to purchase 217,000 shares of Common Stock.

          The Reporting Person has the sole power to vote and dispose of all of such shares.

          (c) On May 19, 1999, the Reporting Person purchased 104,000 shares of Common Stock in a private transaction for an aggregate purchase price of $104,000.

          Other than as set forth above, during the last 60 days, the Reporting Person effected no transactions in the shares of Common Stock.

          (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Common Stock.


                                Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 1999


                                                     /s/ Joseph K. Pagano
                                                     ---------------------------
                                                     JOSEPH K. PAGANO

                                Page 4 of 4 Pages